Exhibit 99.1

Andover Medical, Inc.

Audit Committee Charter

Adopted December 20, 2006

1.             MEMBERSHIP.  The membership of the Audit Committee (the “Committee”) of Andover Medical, Inc. (the “Company”) will consist of no less than two members of the Board of Directors, all of whom are independent from management, financially literate, and at least one of whom has accounting or related financial management expertise.

2.             MEETINGS.  The Committee shall meet prior to the release and filing of annual and quarterly financial reports with the Company’s financial management and its independent auditors to review and discuss such reports.  Meetings also may be called by the Chairman or a majority of members of the Committee and shall be held during normal business hours and at a mutually agreeable location.  Meetings may be held by conference telephone or similar methods by means of which all persons participating in the meeting can hear and speak to each other.

3.             VACANCIES.  The Board of Directors shall designate members of the Board who meet the requirements set forth in Section 1, above, to fill vacancies.

4.             DUTIES AND RESPONSIBILITIES.  In the interest of proper financial management and in compliance with applicable rules and regulations mandated by the Nasdaq listing standards, as amended, and the Securities and Exchange Commission, the Committee will:

a.             Recommend the selection of an independent auditor to be approved by the Board of Directors and the stockholders, after reviewing the amount of non-audit services provided in the prior year, and require the selected auditor to confirm its independence from management consistent with the Public Company Accounting Oversight Board;

b.             Consult with the independent auditor with respect to the scope of the audit plan and review the Plan’s effectiveness after completion of the audit;

c.             Review, in combination with the independent auditor, the report of audit, or proposed report of audit, and the accompanying management letter or other statement to be included in the Annual Report to Stockholders;

d.             Consult with the independent auditor with regard to the adequacy of internal controls;

e.             Evaluate the financial and accounting functions of the Company, including personnel, systems, controls, and overall organization;

f.              Provide communication links between the Board of Directors and the independent auditors;

g.             Review the programs the Company has put in place to ensure meeting the key objectives and provide appropriate comments and suggestions to the responsible members of management;

h.             Ensure that the Company has adequate controls, policies, and procedures in place to assure compliance with applicable laws, regulations and Company policy;

i.              Inform the Board of Directors on a quarterly basis (and on a more frequent basis as needed) of any significant situations that could have an important impact on the business;

j.              Review all important policies as outlined above and ensure compliance by appropriate reports from the responsible members of management;

k.             Review the applicability and effectiveness of this Charter and annually recommend to the Board of Directors its renewal or amendment; and

l.              In all of the above, act in an advisory role to management, in an information role to the full Board of Directors, and in a direct role with regard to the audit and reporting functions of the external auditors.